

INVEST IN **POSITIVE POLAR**

Join us to support whale conservation and ocean science through expedition cruises

positivepolar.com Tampa, FL

Highlights

1. Positive Polar restores the ocean while taking passengers on exhilarating expedition cruises.

2. Positive Polar's whale biomimicry tech. will convert ship waste so that it supports marine life.

3. Positive Polar's whale biomimicry tech. and other R&D may generate billions USD in value.

4. 5% or more of guest ticket sale revenues will be invested in Positive Polar's whale biomimicry R&D.

5. Diverse and resilient revenues from ticket sales, cargo deliveries, carbon credit sales, licensing.

6. Distinctive experiences, e.g., "Positive Whaler" capturing samples alongside whale scientists.

7. Operational and scientific team accomplished in generating value from cruising and licensing.

8. Join the Movement! Unite and feel proud with Positive Polar restoring the oceans while we cruise!

Featured Investors



Ansgar Müschen Follow Invested $500,000

Founder and Managing Director of B&M Maritima. Ansgar has vast experience in all aspects of in all aspects of the local and international shipping market and a passion for the sea.

"Positive Polar's concept and fundamentals represent a unique future of expedition cruising, and we are proud to be their chosen partner for delivering the logistical solutions needed at every port of call. Efficiency and passion are essential when supporting a company at the top of its class."





Gary Yeung
Syndicate Lead

Follow

Invested $5,000

"I have known Jenn for over 20 years since we worked at Genentech together, and have always believed in her endeavors. Her career trajectory and success at Genentech, Gilead, and other life science companies validate my conviction. As a VC now, I like Jenn's new venture of combining travel with Science to create a new category of travel, which she called Science Expedition Cruise. I always believe in "doing well by doing good." Positive Polar fits that mission well! Thus, being an early and lead investor for Positive Polar reflects my conviction in Jenn and the company. Wishing Jenn and the team all the best in building this Positive Polar! - Gary https://www.linkedin.com/in/garykyeung/"

Our Team



Jenn Bonilla, PhD — President, Co-Founder

Passionate expedition cruiser. Lover of whales and science. 20+ years experience translating biotechnology into profitable businesses in companies such as Roche, Gilead and Genentech. Princeton University Alum.



Hugo Hinrichsen — Chief Executive Officer, Captain, Co-Founder.

Staff & Executive Officer, Naval Engineer. Proven track record as Polar Helicopter Pilot & Sailor in rescue operations and working directly with scientists and guests from cruise lines on extreme environments. Master in Strategic Development and Business.



Hans Lagerweij — Chief Commercial Officer

Expedition cruise expert and frequent panelist on cruise market trends. Formerly CEO and President of Victory Cruise Lines; President of international businesses of Albatross Travel; Senior Vice President at Four Seasons. MBA and MA Brand Management.



Chris Youngblood — Chief Financial Officer

Senior finance leader experienced in maximizing cruise profits through all legal options. 25 yrs experience incl. senior finance roles at Grand



Expeditions, TUI Travel, and Travelopia. Masters Degree in Accounting and is a Certified Public Accountant.



Matt Savoca, PhD   Science Director

Ground breaking publications in top tier journals on whale recovery and related topics. PI at Calif. Marine Science Foundation. See his work at: MatthewSavocaEcology.weebly.com.



Nikki Baxendale   Creative Officer

Award-winning environmental artist and photographer. Led global design teams, collaborated with industry giants Disney, MTV and others. See her Insta to be inspired: @nikkibaxendaleart



Tim Foresman, PhD   Product & Programs Senior Leader

NASA Digital Earth Chief Scientist. Creator of PBS movie “Whales that wouldn’t die.” UN Environmental Program chief scientist.



Shannon Robison   Communications Manager

Communications professional with a passion for storytelling, media strategy, and brand elevation. With a foundation in public relations, she has helped various type of companies to find their voice, shape their narratives, and secure meaningful coverage.



Phil Hunter   Expedition Director

California native, has a degree in Aquatic Biology at the University of California Santa Barbara. He has logged over 100 trips to the Antarctic & over 80 to the regions of the High Arctic. Extensive experience leading expedition teams in both areas.



Aria Mckenna   Public Relations Coordinator

She is a multi-hyphenate filmmaker and strategist who works to build bridges between climate scientists, policy makers, media and the public. Her mission is to use storytelling to break down the cultural barriers that keep us from restoring a safe climate

It's more than an expedition... It's an ocean wildlife adventure on a mission to heal the planet!


POSITIVE
POLAR
Restore Ocean Wildlife and the Environment while Proudly and Happily Cruising

PROBLEM

Oceans warming, ecosystems dying, people feel powerless





OUR SOLUTION

Restore oceans with whale-inspired tech. and take people on exhilarating expedition cruises to finance essential science



LEVERAGE

Positive Polar finances and popularizes whale-tech / ocean restoration by bringing guests and scientists together







Positive Polar invests 5% or more of ticket sale revenue into R&D.
Guests will Love and Support What They Experience!

WHALE BIOMIMICRY

The whale pump feeds all marine life; Industrial whaling removed so many that there remains an imbalance in the sea


THE WHALE "PUMP"
Iron-rich whale faeces
Phytoplankton bloom
Fish
Krill
Iron-rich krill faeces
Iron
Iron dispersal
Blue whale
Whales Feed Deep in the Sea and Poop at the Surface- Circulating Nutrients
~10% of biomass sinks to the bottom of the sea, taking carbon from the atmosphere and locking it away

Adapted from V. Smetacek, Nature | Vol 599 | 4 November 2021

WHALE BIOMIMICRY REACTOR

Positive Polar will convert waste to mimic what whales do


Waste Discharged at Sea: No Positive Impact


"Whale Biomimicry Reactor"
Minerals
Food Waste
Waste Treatment Unit
Brown Water
Mixing Tank
Mineral Dosing Unit
Mixture Discharge


Ship Waste Now Mimics Whale Poop: Nutrients for the Ocean

We will develop the "Whale Biomimicry Reactor" to transform human waste from ships into a positive mixture mimicking whale nutrients to restore marine ecosystems!!

IMPACT THROUGH MERCHANT & CRUISE FLEET

Calculations suggest we may finally restore our environment


NORTH AMERICA
EUROPE
ASIA
AFRICA
SOUTH AMERICA
AUSTRALIA
KEY
A BOOMING SHIPPING NETWORI



If one-third of merchant ships converted their waste to mimic whales, we could restore the environment to pre-industrial levels.
Bring Balance Back!

PROJECT PLAN

Whale biomimicry development plan leverages our ship for efficient and effective development

Development Phases

- Phase 1: Research and Conceptual Design — 6-12 Months
- Phase 2: Prototyping and Lab Validation — 12-18 Months
- Phase 3: Pilot Testing and Regulatory Compliance — 18-24 Months
- Phase 4: Scaling, Commercialization, and Long-Term Monitoring — 24+ Months

Ship Platform Leverage

- Phase 1: Ship Ticket Sales Pay for Development, Secure way of Finance
- Phase 2: Prototype and Iterate On a Working Ship
- Phase 3: Satisfy Regulatory Requirements While Sailing Per Intended Use
- Phase 4: License and deploy on Cruise and Merchant Ships

Estimate 2 years and $8M to get to a prototype (Ph 1 and 2) self-financed with 5% of cruise ticket sales

MULTIPURPOSE SHIP

Cruises, cargo, and whale biomimicry housed in one vessel




[redacted]


Wet and Dry Labs

SCIENCE AND GUEST EXPERIENCE

Itineraries follow the "Whale Highways"

Cruise from 10 days to 23 days in both cold and warm places...

Feel Proud cruising with Positive Polar!


Svalbard
Greenland
Iceland
Azores


Robinson Crusoe
Chilean Fjords
Punta Arenas
Ushuaia
So. Georgia
Antarctica


Dominica
Panama
Desventuradas
Valparaíso



GUEST EXPERIENCE

Memorable guest programs inspire ocean advocacy











MARKET OPPORTUNITY

Only Positive Polar creates a net positive impact


ENRICHING
HX HURTIGRUTEN EXPEDITIONS
SWAN HELLENIC
VIKING RIVER CRUISES
PONANT EXPLORATIONS
SILVERSEA EXPEDITIONS
Lindblad Expeditions
NEUTRAL
Quark Expeditions
POSITIVE POLAR
POSITIVE
NCL
PRINCESS
Disney Cruise Line
Carnival
VOYAGES
ENTERTAINING

Axes: Neutral to Positive Environmental Impact; Enriching, e.g., citizen science, lectures to Entertaining Activities., e.g., shows, lounges. Placement relative to brand focus.

REVENUE STREAMS

Cruise, cargo, carbon credits, biomimicry IP licensing

Cruise Business Model

Positive Polar will generate income with revenue coming from tickets and onboard sales:

Cruise Revenue =

Passenger Cruise Days X Ticket Price + Onboard Sales *(e.g., premium alcohol, art sales, souvenirs etc)*

Cargo Revenue

We will use our multipurpose ships to generate CARGO revenues, e.g., delivering medical and other supplies to hard-to-reach communities and bases we are visiting at:

- Antarctic Peninsula
- Chilean Fjords
- Greenland Fjords
- Rarely visited islands

Carbon Credits

Potential value of carbon credit market under different scenarios (USD billion, 2024 prices)


USD 1 - 3 bn
USD 7 - 35 bn
USD 45 - 250 bn
250
200
150
100
50
0
2025
2030
2050
Low demand, loose supply
Low demand, tight supply
High demand, tight supply
High demand, loose supply
Data as of Nov. 30, 2024. Source: MSCI Carbon Markets

LICENSING


$$$$
REVENUES
$
$ LEASE SPACE ON SHIP
$$ CHARGE FOR SERVICES
$$$ FORM STRATEGIC ALLIANCES
$$$$ LICENSE VALUABLE IP / DATA
NONE
INTELLECTUAL PROPERTY (IP)
OWNED

Future projections are not guaranteed.


FINANCIAL PROJECTIONS
Positive Polar generates predictable profits from expeditions tickets & cargo and potential upside for carbon credits
$ M USD
Polar Angel Estimated Annual Revenue & Profits Not Incl. Royalties from IP
130
120
110
100
90
80
70
60
50
40
30
20
10
0
Profit incl. Tech & Credits (ex licensing)
Gross Profit from Tickets
Gross Revenue from Tickets
45
95
105
116
122
Carbon credit sales
2025: Customer Deposits
2026
2027
2028
2029
2030
IRR = 328%
POSITIVE POLAR
CONFIDENTIAL | 14

Future projections are not guaranteed.


UNICORN POTENTIAL SUSTAINED IN A PREDICTABLE PROFITABLE BUSINESS
Positive Polar upside from licensing the whale biomimicry IP may be worth billions USD, offering a "Unicorn" potential
$ Billion USD
Positive Polar Estimated Annual Revenue From Licensing
5
4
3
2
1
0
Addl Products...
$3.4Bn
Whale Biomimicry Reactor
2028
Launch &
Begin IPO prep
Upfronts
Dev/Test
Target IPO
2026
2027
2028
2029
2030
POSITIVE POLAR
CONFIDENTIAL | 15

Future projections are not guaranteed.


PLANNED PROJECTS
Positive Polar's ships and expeditions are a platform for multi-product development

Illustrative Portfolio


PRODUCT #2
Whale Decoder
Avoid ship strikes
Delight Passengers
PRODUCT #1
Whale Biomimicry Reactor
1
2
3
4
PRODUCT #4
Ocean Pulse Predictor
Prognostic and predictive algorithms of ocean ecosystems
PRODUCT #3
KrillThrill Estimator
Improve fishing success and conservation strategies

INVESTOR PERKS

Create a legacy, enjoy art, cabin upgrades, lifetime cruises

Illustrative benefits:

$1k:
Name featured on our online Supporter Wall

$25k and multiples:
Share a cabin with your partner at no addl cost on a trip from our itinerary

$100K and multiples:
All you can cruise with a partner for 1+ years and name a suite





FOUNDERS

Founders bring both operations and biotech expertise



HUGO HINRICHSEN, Capt.
CEO

Positive Polar's mission to restore the whales is deeply personal because of his Danish family history of whaling and

JENN BONILLA, PhD
PRESIDENT

Positive Polar's mission to improve people's lives through travel while advancing science and technology

having experienced first-hand the **consequences of global warming while living in Patagonia.**

Hugo's qualifications incl.

- Frg. Captain (R), Staff Officer with **substantial experience in Antarctica** and elsewhere including command, rescue ops., security, logistics and serving as Executive Officer and Pilot for air-naval divisions in Chile and abroad; **Expedition Cruise** and **Scientific support** expertise.
- Polar Helicopter Pilot, Sailor and Engineer.
- Master's Strategic Development and Business. (UAI)

development for global benefit combines Jenn's passions and experience.

Jenn's qualifications incl.

- Global **biotechnology product and business development leader** at top companies including Merck, Genentech, Roche and Moffitt Cancer Center. Jenn is highly skilled in working with scientists to create valuable products to serve humanity.
- Psychologist, Princeton PhD, eager to make a positive impact on people, **giving them agency and hope.**

TEAM

Experienced cruise leaders, science and creative team

Commercial



- Hans Lagerweij.
- MBA and MA Brand Management.
- Experience incl. CEO and President of Victory Cruise Lines; **President of the international businesses of Albatross Expedition Travel and a Senior Vice President at Four Seasons.**

Finance



- Chris Youngblood.
- Masters Degree in Accounting and is a Certified Public Accountant.
- **25 yrs experience incl. senior finance roles at Grand Expeditions, TUI Travel, and Travelopia.**

Science



- Dr. Matthew Savoca.
- **Hopkins Marine Station of Stanford U & PI at Calif. Marine Science Foundation.**
- For more info about his research see MatthewSavocaEcology.weebly.com.

Creative



- Nikki Baxendale.
- **Award-winning environmental artist and photographer.**
- Led global design teams, collaborated with industry giants Disney, MTV et al.

Permissions



- Denise Landau.
- Board Member of the American Polar Society; past president of IAATO.
- Active in building bridges between cruise tourism industry, governments and environmental groups for 30 years.

Technology



- Frederic Billardon.
- Career experience in cruise ship new building technology strategy and implementation.
- Ensure coherence across IT, electrical and automation systems and compliance with marine requirements.

Products & Programs



- Dr. Tim Foresman
- Senior Science, Engineering, and Education leader.
- **NASA Digital Earth Chief Scientist.**
- Creator of PBS movie "Whales that wouldn't die.".
- **UN Environmental Program chief scientist.**

Expedition



- Phil Hunter.
- Degree in Aquatic Biology at University of California Santa Barbara.
- **Over 100 trips to the Antarctic and over 80 to the regions of the High Arctic;** leading expedition teams in both areas.

Why Positive Polar Now

RESTORE THE WHALES AND OCEAN WILDLIFE: **WE HAVE THE PERFECT TEAM AND ASSET TO DO IT!!**

STRONG FINANCIAL RETURNS INVESTING IN A FIRST OF ITS KIND AND RESILIENCE BUSINESS: **DO WELL BY DOING GOOD**

TRAVEL AS AN OWNER ENJOYING AND BOOSTING THIS POSITIVE SOCIAL MOVEMENT AND BRING A PARTNER FOR NO ADDL COST!

Join us!

It´s not only an expedition...

It's an Outdoor Wildlife Adventure on a Mission to Help the Planet!

POSITIVE POLAR CONFIDENTIAL | 20

ACT NOW

Invest now to heal the oceans!



Hugo Hinrichsen, Capt.

Jennifer Bonilla, PhD.

General Information

+1 650 557 8166

contact@positivepolar.com

POSITIVE POLAR CONFIDENTIAL | 21

Downloads

Positive Polar Investor Flyer 25Jun2025.pdf